Exhibit 21.1- Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
comScore Brand Awareness, L.L.C.	Delaware, U.S.A.
Creative Knowledge, Inc.	Delaware, U.S.A.
Gatesmith Enterprises, Inc.	Delaware, U.S.A.
Marketscore, Inc.	Delaware, U.S.A.
OpinionCounts, Inc.	Delaware, U.S.A.
TMRG, Inc.	Delaware, U.S.A.
VoiceFive Networks, Inc.	Delaware, U.S.A.
comScore Europe, Inc.	Delaware, U.S.A.
comScore Canada, Inc.	Ontario, Canada